

October 13, 2011

Via E-mail
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

      Re: GWG Holdings, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed October 5, 2011
            File No. 333-174887

Dear Mr. Sabes:

We have reviewed your response letter and amended registration statement each filed on October 5, 2011 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1. Your counsel includes various assumptions in their legal opinion that appear to be inappropriate. It is inappropriate for counsel to include assumptions that are too broad, that "assume away" the issue or that assume any of the material facts underlying the opinion. Please revise your opinion as follows.
    *   In the last paragraph on page 1, please remove the Company's due authorization of the Indenture from (i);
    *   In the last paragraph on page 1, please remove the assumptions described in (b) and (c);
    *   In the last paragraph on page 2, please clarify that the assumptions described in (i) and (ii) do not apply to the Company or its subsidiaries; and
    *   In the last paragraph on page 1, please remove the assumptions described in (iii).

   Alternatively, please provide us with a detailed analysis as to why you believe these assumptions are appropriate and/or confirm that you will file a "clean" opinion without these assumptions with each take-down offering.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

           Sincerely,

           /s/ Jeffrey Riedler

           Jeffrey Riedler
           Assistant Director

cc: Paul D. Chestovich, Esq.
   Martin R. Rosenbaum, Esq.
   Maslon Edelman Borman & Brand, LLP
   3300 Wells Fargo Center
   Minneapolis, Minnesota 55402